As filed pursuant to Rule 424(b)(5)
Registration Number 333-128357
PROSPECTUS SUPPLEMENT
(To Prospectus dated October 5, 2005)
500,000 Shares
Common Stock

Pursuant to this prospectus supplement and the accompanying prospectus, we are offering 500,000 shares of common stock to William R. Hambrecht, Trustee of The Hambrecht 1980 Revocable Trust (“Hambrecht”) pursuant to our Common Stock Purchase Agreement, dated October 5, 2007, with Hambrecht, at a price of $4.05 per share. The total purchase price for the shares is approximately $2,025,000.
We will not be paying any underwriting discounts or commissions in connection with this offering. We will receive net proceeds from the sale of these shares of approximately $1,995,000 after deducting our estimated offering expenses of approximately $30,000.
We expect to issue the shares to Hambrecht on or about October 8, 2007. Our common shares are traded on the Nasdaq Global Market under the symbol “GTOP.” On October 4, 2007, the last reported sale price for our common stock on the Nasdaq Global Market was $3.80 per share.

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE S-4.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is October 5, 2007.

Prospectus Supplement
     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement and the accompanying prospectus nor the sale of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents are not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.
     Genitope® Corporation, Hi-GET® gene amplification technology, our logo and MyVax® personalized immunotherapy are our registered house mark and trademarks. All other brand names, service marks, trademarks and trade names appearing in this prospectus supplement or the accompanying prospectus are the property of their respective owners. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain statistical data that we obtained from industry publications and reports that we believe to be reliable, but we have not independently verified the data.

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ABOUT THIS PROSPECTUS SUPPLEMENT
     This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This prospectus supplement provides you with the specific details regarding this offering, including the price, the amount of common stock being offered and the risks of investing in our common stock. The accompanying prospectus provides you with more general information, some of which does not apply to this offering of our common stock. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should read and consider the information in both this prospectus supplement and the accompanying prospectus together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

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PROSPECTUS SUPPLEMENT SUMMARY
     This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including information under the caption “Risk Factors,” as well as the financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.
     Unless the context requires otherwise, the words “Genitope,” “we,” “company,” “us” and “our” refer to Genitope Corporation.
Overview
     We are a biotechnology company focused on the research and development of novel immunotherapies for the treatment of cancer. Immunotherapies are treatments that utilize the immune system to combat diseases. Our lead product candidate, MyVax personalized immunotherapy, is a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. MyVax is currently in a pivotal Phase 3 clinical trial for the treatment of follicular B-cell non-Hodgkin’s lymphoma, or B-cell NHL. We anticipate that we will obtain the initial analysis of the final results of our Phase 3 clinical trial by the end of 2007. However, it will take several months following the last patient visit, currently planned for November 2007, to complete all of the final analyses of the data from our Phase 3 clinical trial. Results from our completed and ongoing clinical trials of MyVax for the treatment of B-cell NHL indicate that MyVax is generally safe and well tolerated. We intend to file an application for regulatory approval of MyVax for the treatment of follicular B-cell NHL if the results of our Phase 3 clinical trial are successful.
     We believe that patient-specific active immunotherapies also have the potential to be applied successfully to the treatment of other cancers. As a result, in February 2006, we initiated a Phase 2 clinical trial to evaluate MyVax for the treatment of chronic lymphocytic leukemia, or CLL. The primary endpoint of the Phase 2 clinical trial is the generation of an immune response using MyVax. We have completed enrollment of 76 patients in this trial, and the immunization phase has begun.
     We are also developing a panel of monoclonal antibodies that we believe potentially represents an additional approach for treating NHL that combines aspects of personalized immunotherapy with an off-the-shelf approach. We believe that the monoclonal antibodies could eventually be used alone or in synergistic combination with MyVax and might reduce or eliminate the need for chemotherapy in the early treatment of NHL. We intend to file an investigational new drug, or IND, application in the first half of 2008 and initiate clinical trials thereafter.
MyVax Pivotal Phase 3 Clinical Trial
     In November 2000, based on positive interim Phase 2 clinical trial results, we initiated a pivotal, randomized, double-blind, placebo-controlled Phase 3 clinical trial, our 2000-03 trial, to assess the safety and efficacy of MyVax in treating patients with previously untreated follicular B-cell NHL. This Phase 3 clinical trial of MyVax is being conducted at 34 treatment centers in the United States and Canada. In this clinical trial, patients first received chemotherapy to reduce their tumor burden, followed by a rest period of approximately six months. Patients who maintained at least a partial response through the rest period were then randomized to receive either MyVax or a non-specific immunotherapy, which serves as the control for this trial. We have enrolled 287 patients in this trial; the treatment phase is completed and the detailed follow-up period of the clinical trial is scheduled to conclude in approximately the fourth quarter of 2007. In July 2006, our independent Data Safety Monitoring Board, or DSMB, met and reviewed the second planned interim analysis of data for efficacy and safety in our pivotal Phase 3 clinical trial and recommended that the trial continue as planned. We anticipate that we will obtain the initial analysis of the final results of our Phase 3 clinical trial by the end of 2007. However, it will take several months following the last patient visit, currently planned for November 2007, to complete all of the final analyses of the data from our Phase 3 clinical trial.

Manufacturing
     Active immunotherapies similar to MyVax have been studied in clinical trials for over 18 years. Results from clinical trials at Stanford University Medical Center and the National Cancer Institute, or NCI, suggest that active immunotherapies may induce long-term remission and may improve survival in follicular B-cell NHL patients.

     Despite the results of the Stanford and NCI clinical trials, further development of an active immunotherapeutic approach to the treatment of NHL historically has been limited by significant manufacturing difficulties. We have developed a proprietary manufacturing process, which includes our patented Hi-GET® gene amplification technology, that is designed to overcome many of these historical manufacturing limitations. As compared to other existing manufacturing methods for active immunotherapies, we believe that our process is efficient, modular and reproducible, which we believe will enable us to manufacture and commercialize patient-specific active immunotherapies for the treatment of NHL and potentially other cancers. We recently completed the build-out of our new corporate headquarters and manufacturing facility in Fremont, California, which is designed for the production of MyVax for at least 3,600 patients each year. If MyVax receives regulatory approval, we would need to purchase and install additional equipment in our facility to achieve this level of manufacturing capacity.
Corporate Information
     We were incorporated in the State of Delaware on August 15, 1996. Our principal executive offices are located at 6900 Dumbarton Circle, Fremont, California, and our telephone number is (510) 284-3000. Our website is available on the worldwide web at genitope.com. The information contained in, or accessible through, our website is not a part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by us	500,000 shares

Common stock to be outstanding immediately after this offering	42,747,355 shares (1)

Use of proceeds	The net proceeds from this offering, after deducting the estimated offering expenses payable by us, will be approximately $1,995,000. We anticipate using the net proceeds from this offering for general corporate purposes, including for clinical trials and other expenses related to the potential commercialization of MyVax for the treatment of follicular B-cell NHL and for research and development of our monoclonal antibody product candidates and of MyVax for other types of cancer. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under the heading “Risk Factors” beginning on page S-4 of this prospectus supplement.

Nasdaq Global Market symbol	GTOP

(1)	The number of shares of our common stock to be outstanding after this offering is based upon 42,247,355 shares of common stock outstanding as of October 4, 2007 and excludes shares of common stock issuable upon exercise of stock options and stock purchase rights currently outstanding or reserved for future grant or issuable upon exercise of currently outstanding common stock warrants.

RISK FACTORS
     Any investment in our stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, before you decide whether to purchase our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of the following risks actually occurs or any of the additional risks not presently known to us occur, our business could be materially harmed and our financial condition and results of operations could be materially and adversely affected.
Risks Related to Our Business
We are dependent on the success of our lead product candidate, MyVax, and if clinical trials of MyVax, or any other immunotherapies that we are developing or may develop, do not produce successful clinical trial results, we will be unable to commercialize these products.
     We have expended most of our time, money and effort in the development of our lead product candidate, MyVax, and we are dependent upon its success. MyVax is still in clinical development, has not yet received regulatory approval and may never be commercialized. To receive regulatory approval for the commercial sale of MyVax, or any other immunotherapies that we may develop, we must conduct, at our own expense, extensive clinical trials to demonstrate to the FDA and other regulatory agencies that it satisfies rigorous standards of safety and efficacy in humans. Clinical testing is expensive, can take many years and has an uncertain outcome. Failure can occur at any stage of the testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of MyVax, or any other immunotherapies that we may develop, including the following:
•	Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing.

•	Safety and efficacy results attained in our pivotal Phase 3 clinical trial for MyVax may be less positive than the results obtained in our previously completed Phase 2 clinical trials for MyVax.

•	Costs of our clinical trials may be greater than we currently anticipate.

•	After reviewing test results, we may abandon projects that we might have previously believed to be promising.

•	We, or regulators, may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks.

•	The effects of MyVax, or any other immunotherapies that we may develop, on patients may not be the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use if approved.
     Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, positive progression-free survival results in small scale Phase 2 clinical trials are not necessarily indicative of the progression-free survival results in larger Phase 3 clinical trials. Moreover, all preliminary clinical data reported from time to time prior to the release of final results of a trial regarding progression-free survival are not fully audited and have been taken from databases that have not been fully reconciled against medical records kept at the clinical sites or that may not include the most current information on patient disease progressions. The DSMB’s recommendation that we continue our ongoing pivotal Phase 3 clinical trial for MyVax may not be indicative of the eventual outcome of the Phase 3 clinical trial.
     A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier clinical trials. The data collected from our clinical trials may not be sufficient to support regulatory approval of MyVax, or any other immunotherapies that we may develop. We do not know whether our existing or any future clinical trials will demonstrate sufficient safety and efficacy to result in marketable products. Beyond MyVax in NHL, we have only two other product development programs, which are at significantly earlier stages of development. We initiated a Phase 2 clinical trial in February 2006 to evaluate MyVax for the treatment of CLL. We are also developing a panel of monoclonal antibodies; however we do not intend to file an IND application to initiate clinical trials before mid-2008. We cannot be certain that we will be able to successfully develop any product candidate from these development programs. Our failure to adequately demonstrate the safety and efficacy of MyVax, or any other immunotherapies that we may develop, would prevent receipt of regulatory approval and, ultimately, commercialization of MyVax, or any other immunotherapies that we may develop.
We are subject to extensive regulation, which can be costly and time consuming and could subject us to unanticipated delays or prevent us from obtaining the required approvals to commercialize MyVax, or any other immunotherapies that we may develop.
     Both before and after approval, if any, MyVax, and any other immunotherapies that we may develop, as well as clinical trials and manufacturing activities, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. In the United States, MyVax cannot be marketed until it is approved by the FDA. Obtaining FDA approval involves the submission of the results of preclinical studies and clinical trials of MyVax, among other information. We may not be able to obtain FDA approval, and, even if we are able to do so, the process of obtaining these approvals is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Approval policies or regulations may change. The FDA can delay, limit or deny approval of MyVax for many reasons, including the following:
•	The FDA may not find that MyVax is sufficiently safe or effective.

•	FDA officials may interpret data from preclinical testing and clinical trials differently than we do.

•	The FDA may not find our manufacturing processes or facilities satisfactory.
     In addition, patient-specific active immunotherapies are complex, and regulatory agencies lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of, MyVax, or any other immunotherapies that we may develop. The FDA has not approved the marketing of any immunotherapeutic drug based on a patient-specific active immunotherapy. Consequently, there is no precedent for the regulatory approval and successful commercialization of a patient-specific active idiotype immunotherapeutic drug. In addition, we have not previously filed the marketing applications necessary to gain regulatory approvals. This lack of precedent and experience may impede our ability to obtain timely FDA approval, if at all. We will not be able to commercialize MyVax, or any other immunotherapies that we may develop, until we obtain FDA approval in the United States or approval by comparable authorities in other countries. Any delay in obtaining, or inability to obtain, FDA approval would prevent us from commercializing MyVax, or any other immunotherapies that we may develop.
We have incurred significant operating losses since inception and anticipate that we will continue to incur substantial losses and negative cash flow from operations for the foreseeable future.
     We are a development stage company with a limited operating history. We have focused primarily on conducting clinical trials and seeking regulatory approval for our lead product candidate, MyVax personalized immunotherapy. We have not generated any revenues to date, and we have financed our operations and internal growth through private placements of common and preferred stock, our lines of credit, public offerings of common stock and interest income earned from our cash, cash equivalents and marketable securities. We have incurred losses in each year since our inception in 1996. Net losses were approximately $32.2 million for the six months ended June 30, 2007, approximately $48.9 million in 2006, approximately $30.4 million in 2005 and approximately $27.0 million in 2004. As of June 30, 2007, we had an accumulated deficit of approximately $226.3 million.
     These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect to incur substantial operating losses for at least the next several years due primarily to our preparations to manufacture MyVax on a commercial scale and the expansion of our clinical trials and research and development programs. We also have substantial cash obligations related to the leases for our new manufacturing facility and corporate headquarters. In addition, subject to regulatory approval of MyVax, we expect to incur sales, marketing and manufacturing expenses, including expenses associated with the equipping and qualification of our new manufacturing facility. Our facility is designed for the production of MyVax for at least 3,600 patients each year and, if MyVax receives regulatory approval, we would be required to purchase and install additional equipment in our facility to achieve this level of manufacturing capacity. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing immunotherapeutic drugs, we are unable to predict the extent of any future losses or when we will achieve or sustain product revenues or become profitable, if ever.
We currently have no source of revenue and may never become profitable.
     Our ability to become profitable depends upon our ability to generate revenue. To date, MyVax has not generated any revenue, and we do not know when or if MyVax will generate revenue. Our ability to generate revenue depends on a number of factors, including:
•	the possibility of delays in the collection of clinical trial data and the uncertainty of the timing and results of the final analysis of our pivotal Phase 3 clinical trial;

•	the uncertainty of results of our ongoing pivotal Phase 3 clinical trial for MyVax, or other clinical trials of MyVax;

•	the uncertainty of obtaining regulatory approval for MyVax, including regulatory approval for our manufacturing facility and process;

•	the need to complete the equipping and qualification of our new manufacturing facility, including any purchase and installation of additional equipment for the facility that may be necessary to provide additional manufacturing capacity for the commercialization of MyVax if MyVax receives regulatory approval;

•	our ability to manufacture commercial quantities of MyVax at acceptable cost levels; and

•	our ability to successfully market and sell MyVax.
     We cannot predict when, if ever, we may begin to realize product revenue. We anticipate that we will obtain the initial analysis of the final results of our Phase 3 clinical trial by the end of 2007. It will take several months following the last patient visit, currently planned for November 2007, to complete all the final analyses of the data from our Phase 3 clinical trial. We do not anticipate that we will achieve profitability, if at all, for at least the next few years after we begin generating revenues. If we are unable to generate sufficient revenue, we will not become profitable, and we may be unable to continue our operations.
We will need significant additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.
     Developing patient-specific active immunotherapies, conducting clinical trials, establishing manufacturing facilities and marketing immunotherapies that we may develop is expensive. We will need to raise significant additional capital to:
•	fund our operations and clinical trials;

•	continue our research and development activities;

•	satisfy lease obligations and operating expenses related to our new manufacturing and corporate headquarters facility;

•	complete the equipping and qualification of our new manufacturing facility, including the purchase and installation of any additional equipment that may be necessary to achieve additional manufacturing capacity for commercialization of MyVax if MyVax receives regulatory approval; and

•	commercialize MyVax, or any other immunotherapies that we may develop, if any such immunotherapies receive regulatory approval.
     We believe that our current cash, cash equivalents and marketable securities, including our estimated net proceeds from our public offering in May 2007, together with the interest thereon, will provide us with sufficient financial resources to support our operating plan into the middle of 2008. Our actual cash requirements could vary significantly as a result of a number of factors, including the risk factors discussed in this prospectus supplement. We have based this estimate on current assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our cash consumption could vary from quarter to quarter in 2007 as a result of expenses related to the equipping and qualification of our new manufacturing facility, the growth of the company and research and development of our monoclonal antibody product candidates, as well as the continued development of MyVax. In addition to raising funds to support our ongoing operations and development of MyVax, if MyVax receives regulatory approval for the treatment of follicular B-cell NHL, we will need to raise significant funds to commercialize MyVax. Our manufacturing facility must be qualified and pass a pre-approval inspection from the appropriate regulatory agency prior to any regulatory approval for MyVax. The facility is designed for the production of MyVax for at least 3,600 patients each year and, if MyVax receives regulatory approval, we would be required to purchase and install additional equipment in our facility to obtain this level of manufacturing capacity.
     Our future funding requirements will depend on many factors, including, but not limited to:
•	the cost and timing of completing the equipping and qualification of our manufacturing facility, including the purchase and installation of additional equipment necessary to achieve additional manufacturing capacity for commercialization of MyVax if MyVax receives regulatory approval;

•	the progress of our research, development and clinical programs and the timing of the completion of the primary and final analyses of our pivotal Phase 3 clinical trial;

•	the cost of operating our manufacturing facility;

•	the rate of progress and magnitude and cost of our product development efforts and other research and development activities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of assembling a BLA for MyVax;

•	the costs of manufacturing MyVax for clinical trials;

•	the timing and costs related to development of our other product candidates;

•	the costs and timing of regulatory approval;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the success, if any, of the commercialization of MyVax, if regulatory approval is obtained;

•	the pace of expansion of administrative and other infrastructure expenses required to support the growth of the organization;

•	the effect of competing technological and market developments; and

•	our ability to establish collaborative, licensing or other arrangements for the development, sale, marketing or distribution of our product candidates and the terms of those arrangements.
     Future capital requirements will also depend upon the extent to which we acquire or invest in businesses, products and technologies, but we currently have no commitments or agreements relating to any of these types of transactions.
     We cannot predict when, if ever, we may begin to realize product revenue. Until we can generate sufficient product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances. To the extent that we raise additional funds through collaboration, licensing or other arrangements, it may be necessary to relinquish some rights to our technologies, MyVax or any other immunotherapies that we may develop, or to grant licenses on terms that are not favorable to us. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. Any additional equity financing may be dilutive to stockholders, and any additional debt financing, if available, may require that we pledge our assets, including our intellectual property, or involve restrictive covenants that would restrict our business activities.
We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize MyVax, or any other immunotherapies that we may develop.
     Our pivotal Phase 3 clinical trial of MyVax for the treatment of follicular B-cell NHL is being conducted at 34 treatment centers in the United States and Canada and will require long-term follow-up of the 287 patients randomized into the trial. In addition, we initiated a Phase 2 clinical trial of MyVax for the treatment of CLL in February 2006. This clinical trial is being conducted at eight sites across the United States. We do not have the ability to independently conduct clinical trials for MyVax, or any other immunotherapies that we may develop, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. In addition, we rely on third-party couriers to transport patient tissue samples and MyVax. If any of our relationships with these contract research organizations, medical institutions, clinical investigators, contract laboratories or third-party couriers terminate, we may not be able to enter into arrangements with alternative third parties. If certain of these third parties, such as medical institutions, clinical investigators or contract laboratories, do not successfully carry out their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize MyVax, or any other immunotherapies that we may develop.
We rely on third parties to provide materials and services needed for the manufacture and testing of MyVax. If these third parties do not adequately provide materials or fail to carry out their contractual duties or obligations, we may not be able to successfully manufacture or commercialize MyVax, or any other immunotherapies that we may develop.
     We currently rely on third parties, such as vendors, suppliers and contract laboratories, to provide materials and services necessary for the manufacture and testing of MyVax. If any of our relationships with these vendors, suppliers or contract laboratories terminate, we may not be able to enter into arrangements with alternative third parties. If certain of these third parties do not successfully carry out their contractual duties or obligations, do not provide materials or services of suitable quality, we may experience delays in obtaining regulatory approval for or successfully commercializing MyVax, or any other immunotherapies that we may develop.

We have no experience manufacturing MyVax, or any other immunotherapies, for the number of patients and at a cost that would enable widespread commercial use.
     To date, we have manufactured MyVax in quantities necessary to support our ongoing pivotal Phase 3 clinical trial and Phase 2 clinical trials for MyVax. We have no experience in manufacturing MyVax, or any other immunotherapies, for the number of patients and at a cost that would support commercial use. In addition, since no other company has manufactured an active immunotherapeutic product for commercial sale, there are no precedents from which we could learn. To commercialize MyVax, we will need to complete equipping of and qualify our new manufacturing facility to meet current Good Manufacturing Practices, or cGMP, standards. In addition, our new manufacturing facility is designed for the production of MyVax for at least 3,600 patients each year and, if MyVax receives regulatory approval, we would need to purchase and install additional equipment in our facility to achieve this level of manufacturing capacity. In any build-out, equipping or qualification process, we may encounter problems with, among other things, controlling costs and quality control and assurance. If we cannot manufacture a sufficient supply of MyVax on acceptable terms, the commercialization of MyVax will be delayed or prevented.
We may experience difficulties in manufacturing MyVax, or any other immunotherapies that we may develop, which could prevent us from completing our clinical trials and delay the commercialization of MyVax, or any other immunotherapies that we may develop.
     Manufacturing MyVax, particularly because it is a personalized immunotherapy, is a complex multi-step process that requires us to expend significant time, money and effort on production, recordkeeping and quality control systems to assure that MyVax will meet product specifications and other regulatory requirements. In addition, manufacturing MyVax requires coordination internally among our employees as well as externally with physicians, hospitals and third-party suppliers and carriers. This process involves a number of risks that may lead to failures or delays in manufacturing MyVax, including:
•	failure to obtain a sufficient supply of key raw materials of suitable quality;

•	difficulties in manufacturing MyVax for multiple patients simultaneously;

•	difficulties in obtaining adequate tumor samples from physicians;

•	difficulties in the timely shipping of tumor samples to us or in the shipping of MyVax to the treating physicians due to errors by third-party carriers, transportation restrictions or other reasons;

•	difficulties in completing the development and validation of the specialized assays required to ensure the consistency of MyVax;

•	failure to ensure adequate quality control and assurances in the manufacturing process as we increase the production quantities of MyVax;

•	destruction of, or damage to, tumor samples or MyVax during the shipping process due to improper handling by third-party carriers, hospitals, physicians or us;

•	destruction of, or damage to, tumor samples or MyVax during storage at our facilities;

•	destruction of, or damage to, tumor samples or MyVax stored at clinical and/or future commercial sites due to improper handling or holding by clinicians, hospitals or physicians;

•	difficulties in qualifying and effectively operating our new manufacturing facility or in procuring or installing any additional equipment that may be necessary to conduct commercial-scale manufacturing;

•	failure to comply with, or significant changes in, regulatory requirements, such as FDA regulations and environmental laws;

•	destruction of, or damage to, our manufacturing facilities or equipment;

•	shortages of qualified personnel; and
•	difficulties in ensuring the quality and consistency of materials and services provided by our suppliers.

     If we experience any difficulties in manufacturing MyVax, or any other immunotherapies that we may develop, our ongoing clinical trials may be delayed and commercialization of MyVax, or any other immunotherapies that we may develop, may be delayed. In addition, the complexities involved in manufacturing MyVax may impede its market acceptance.
We currently depend on single source suppliers for critical raw materials for manufacturing, as well as other components required for the administration of MyVax. The loss of any of these suppliers could delay our clinical trials or prevent or delay commercialization of MyVax.
     We currently depend on single source suppliers for critical raw materials used in MyVax and other components used in the manufacturing process and required for the administration of MyVax. In particular, our manufacturing process for MyVax requires keyhole limpet hemocyanin or KLH, a foreign carrier protein which is derived from a giant sea snail. We purchase KLH from biosyn Arzneimittel GmbH, or biosyn, a single source supplier. In December 1998, we entered into a supply agreement with biosyn, pursuant to which biosyn agreed to supply us with KLH. The supply agreement expired on December 9, 2005, and a new agreement has not yet been entered into with biosyn. We remain in discussions with biosyn regarding a new supply agreement, but we may not be able to reach an agreement with biosyn on terms that are acceptable to us, or at all. There may be no other supplier of KLH of suitable quality for our purposes, and there are significant risks associated with our ability to produce KLH of suitable quality ourselves. Even if we identify another supplier of KLH, or produce KLH ourselves, we will not be able to use the alternative source of KLH for the commercial manufacture of MyVax unless the KLH is found to be comparable to the existing KLH. In addition, even if MyVax is approved for commercial sale by the FDA, the FDA requires that, before we can begin to commercially manufacture MyVax, we must ensure that any supplier of KLH will be compliant with cGMP. Any inability to obtain a sufficient supply of KLH of suitable quality from biosyn or an alternate supplier, or produce such KLH ourselves, could delay or prevent completion of our clinical trials and commercialization of MyVax.
     In addition, we currently purchase specialized cell culture containers and cell culture media, which are critical components of our manufacturing process, from Medtronic, Inc. and Hyclone Laboratories, each a single source supplier. We do not have a long-term contract with Medtronic or Hyclone and rely on purchase orders to obtain the necessary cell culture containers and cell culture media. Although to date, Medtronic and Hyclone have met our requirements for our clinical trials, there are no direct alternative sources of supply for the cell culture containers or cell culture media.
     Administration of MyVax requires an adjuvant, which is a substance that is administered with an antigen to enhance or increase the immune response to that antigen. We use Leukine sargramostim, a commercially available recombinant human granulocyte-macrophage colony stimulating factor known as GM-CSF, as an adjuvant for MyVax, which is commercially available solely from Bayer HealthCare Pharmaceuticals in the United States and Canada. We currently purchase GM-CSF from Berlex for use in our clinical trials on a purchase-order basis and do not have a supply agreement with Berlex. GM-CSF is an FDA-approved and commercially available drug that may be purchased by physicians. If GM-CSF were to become unavailable as a result of regulatory actions, supply constraints or other reasons, our development and potential commercialization of MyVax could be delayed or jeopardized.
     In the event we receive regulatory approval for MyVax, we would need to significantly increase the volume of our purchases of these and other critical materials, and we cannot be certain that large volumes will be available from our current suppliers. Establishing additional or replacement suppliers for these materials or components may take a substantial amount of time. In addition, we may have difficulty obtaining similar materials from other suppliers that are acceptable to the FDA. If we have to switch to a replacement supplier, we may face additional regulatory delays and the manufacture and delivery of MyVax, or any other immunotherapies that we may develop, could be interrupted for an extended period of time, which may delay or prevent completion of our clinical trials or commercialization of MyVax, or any other immunotherapies that we may develop. If we are unable to obtain adequate amounts of these materials, any of our prospective or ongoing clinical trials will be delayed. In addition, we will be required to obtain regulatory clearance from the FDA to use different materials that may not be as safe or as effective. As a result, regulatory approval of MyVax may not be received at all.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.
     In order to continue our clinical trials and commercialize MyVax, or any other immunotherapies that we may develop, we will need to significantly expand our employee base for managerial, operational, financial and other resources. We anticipate that we will need more than 350 employees by the time MyVax is initially commercialized, if MyVax receives regulatory approval. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize MyVax, or any other immunotherapies that we may develop, and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:
•	manage our research and development efforts effectively;

•	manage our clinical trials effectively;

•	integrate additional management, administrative, manufacturing and sales and marketing personnel;

•	develop and implement our administrative, accounting, operations, quality, distribution and management information systems and controls; and

•	hire, train and retain additional qualified personnel and retain our existing personnel.
We rely on the availability and condition of our sole manufacturing facility in Fremont, California. If the facility were damaged or destroyed then our ability to manufacture products would be significantly affected and we would be delayed or prevented from completing our clinical trials and commercializing MyVax, or any other immunotherapies that we may develop.
     We currently rely on the availability and condition of our sole manufacturing facility, located in Fremont, California, to manufacture MyVax. We completed the build-out of a new manufacturing facility and corporate headquarters in Fremont, California during the fourth quarter of 2006. The new facility is located in a seismic zone, and there is the possibility of an earthquake which, depending on its magnitude, could be disruptive to our operations. If our manufacturing facility or the equipment in the facility were significantly damaged or destroyed for any reason, we would not be able to replace our manufacturing capacity quickly or inexpensively. We may have to wait until we repaired the facility or equipment before we could resume clinical production. The damage or destruction of the Fremont facility could affect our ability to complete clinical trials of, and to manufacture and commercialize, MyVax, or any other immunotherapies that we may develop. In addition, our facilities have been subject to electrical blackouts as a result of a shortage of available electrical power. Although we have back-up emergency power generators to cover energy needs for key support systems, a lengthy outage could disrupt the operations of our facilities and clinical trials. Any significant business interruption could cause delays in our product development or harm our business.
Because it is difficult and costly to protect our proprietary rights, we may not be able to ensure their protection.
     Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of MyVax, or any other immunotherapies that we may develop, and the methods we employ to manufacture them, as well as successfully defending these patents against third-party challenges.
     As of June 30, 2007, we held two U.S. patents covering our core gene amplification technology, including composition of matter claims directed to cell lines and claims directed to methods of making proteins derived from patients’ tumors. These patents expire in 2016. We also held one U.S. patent covering methods of using certain immunogenic compositions. This patent expires in 2018.
     Corresponding patents, although more constrained in scope due to rules not applicable in the United States, have been issued in South Africa, Canada and Australia, all of which expire in 2017. We have also filed additional

United States and corresponding foreign patent applications relating to our Hi-GET gene amplification technology and our monoclonal antibody panel. We expect to continue to file additional patent applications.
     The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The biotechnology patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.
     The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:
•	We might not have been the first to make the inventions covered by each of our pending patent applications and issued patents.

•	We might not have been the first to file patent applications for these inventions.

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies.

•	It is possible that none of our pending patent applications will result in issued patents.

•	Our issued patents may not provide a basis for commercially viable active immunotherapies, or may not provide us with any competitive advantages or may be challenged by third parties.

•	We may not develop additional proprietary technologies that are patentable.

•	The patents of others may have an adverse effect on our business.
     We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we believe we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our trade secrets to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.
If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.
     Our ability to commercialize MyVax, or any other immunotherapies that we may develop, depends upon our ability to develop, manufacture, market and sell MyVax, or any other immunotherapies that we may develop, without infringing the proprietary rights of third parties. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the general field of immunotherapy and gene expression. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that MyVax, or any other immunotherapies that we may develop, may infringe. There could also be existing patents of which we are not aware that MyVax, or any other immunotherapies that we may develop, may infringe.
     In particular, we are aware of patents held jointly by Genentech, Inc. and City of Hope National Medical Center relating to expression of recombinant antibodies, by British Technology Group PLC relating to expression of recombinant proteins in mammalian cells, by the Board of Trustees of the Leland Stanford Junior University relating to expression of recombinant antibodies and by Stratagene relating to generation of DNA that encodes antibodies.

To date, we have elected not to seek licenses for these patents because, among other reasons, we believe that our pre-commercialization activities fall within the scope of an available exemption. For more information, please refer to the section in our Annual Report on Form 10-K for the year ended December 31, 2006 entitled “Business — Intellectual Property.” We may be exposed to future litigation by the companies holding these patents or other third parties based on claims that MyVax, or any other immunotherapies that we may develop, or the methods we employ to manufacture them, infringe their intellectual property rights. Our ability to manufacture and commercialize MyVax, or any other immunotherapies that we may develop, may depend on our ability to demonstrate that MyVax, or any other immunotherapies that we may develop, and our manufacturing processes do not infringe third-party patents. If these patents were found to cover MyVax, or any other immunotherapies that we may develop, or our manufacturing process, we could be required to pay substantial damages and could be unable to commercialize MyVax, or any other immunotherapies that we may develop, unless we obtained a license. A license may not be available to us on acceptable terms in the future, if at all.
     There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claimed that we infringed on its technology, we could face a number of issues, including:
•	infringement and other intellectual property claims which, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business;

•	substantial damages, including possible treble damages, for past infringement which we may have to pay if a court decides that our product infringes on a third party’s patent;

•	a judicial prohibition against our selling or licensing our product unless the patent holder licenses the patent to us, which it is not required to do;

•	if a license is available from a patent holder, the payment of substantial royalties or the granting of cross-licenses to our patents; and

•	redesigning our process so it does not infringe which may not be possible or could require substantial funds and time.
We are not able to prevent others, including potential competitors, from using the patient-specific idiotype protein-KLH conjugate, comprising a single idiotype protein, that we use in our lead product candidate, MyVax, for the treatment of follicular B-cell NHL.
     Although we are able to receive patent protection for our amplified cell lines and the process we use to manufacture the tumor-derived idiotype protein used in MyVax, the patient-specific idiotype-KLH conjugate, comprising a single idiotype protein, and its use for the treatment of follicular B-cell NHL is in the public domain and therefore cannot be patented. As a result, we cannot prevent other companies using different manufacturing processes from developing active immunotherapies that directly compete with MyVax.
Even if MyVax, or any other immunotherapies that we may develop, receives regulatory approval, our products and our manufacturing will still be subject to extensive regulation and we may still face development and regulatory difficulties relating to MyVax, or any other immunotherapies that we may develop, in the future.
     If we receive regulatory approval to sell MyVax, or any other immunotherapies that we may develop, the FDA and foreign regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses or marketing of MyVax, or any other immunotherapies that we may develop, or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If we discover previously unknown problems with a product or our manufacturing and laboratory facility, a regulatory agency may impose restrictions on that product or on us, including requiring us to withdraw the product from the market. We will be subject to ongoing FDA requirements covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, distribution, export and submission of safety and other post-market information. If we fail to comply with applicable regulatory requirements, a regulatory agency may:
•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations, including closing our facilities; or

•	seize or detain products or require a product recall.
Obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our commercialization efforts.
     Before we can begin to commercially manufacture MyVax, we must obtain regulatory approval from the FDA for our manufacturing process and facility. In addition, we must pass a pre-approval inspection of our manufacturing facility by the FDA before MyVax can obtain marketing approval. To our knowledge, the FDA has not performed a pre-approval inspection of a site that manufactures patient-specific immunotherapies. Delays or failures to obtain approval may result from this lack of experience. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers are found to be out of compliance with cGMP, we may experience delays or disruptions in the manufacturing of MyVax while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. Many of our suppliers are also subject to inspection by the FDA or other regulatory bodies and could experience disruptions in their ability to supply products or services to us if regulators discover serious non-compliance issues. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell MyVax, or any other immunotherapies that we may develop.
     We are currently manufacturing MyVax for our clinical trials at our existing facility in Fremont, California. Our facility is currently subject to licensing requirements of the California Department of Health Services. We applied for a license in the third quarter of 2006, our facility was inspected in the second quarter of 2007 and we received the license in July of 2007. Our facility is subject to inspection at any time by the FDA and the California Department of Health Services. Failure to obtain and maintain our license from the California Department of Health Services or to meet the inspection criteria of the FDA and the California Department of Health Services would disrupt our manufacturing processes and would harm our business. If an inspection by the FDA, California Department of Health Services or foreign regulatory authorities indicated that there were deficiencies, or if we were unable to obtain any applicable licenses, we could be required to take remedial actions, or our facility may be closed.
     In order to commercialize MyVax, or any other immunotherapies that we may develop, we will need to equip and qualify our new manufacturing facility. Preparing a facility for commercial manufacturing may involve unanticipated delays and the costs of complying with FDA regulations may be higher than we anticipated. In addition, our facility is designed for the production of MyVax for at least 3,600 patients each year and, if MyVax receives regulatory approval, we would need to purchase and install additional equipment in our facility to achieve this level of manufacturing capacity. Any material changes we make to the manufacturing process may require approval by the FDA and state or foreign regulatory authorities. Obtaining these approvals is a lengthy, involved process, and we may experience delays. Such delays could increase costs and adversely affect our business.
Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies, MyVax or any other immunotherapies that we may develop.
     We expect that we will need to raise additional funds through public or private equity offerings, debt financings, corporate collaboration or licensing arrangements or other arrangements. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may require that we pledge our assets, including our intellectual property or involve restrictive covenants that would restrict our business activities. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies, MyVax or any other immunotherapies that we may develop, or grant licenses on terms that are not favorable to us.
Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.
     Significant delays in clinical testing could materially impact our product development costs. We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence and continue a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective sites, delays in obtaining institutional review board approval to conduct a study at a prospective site and delays in recruiting patients to participate in a study.
     In addition, we typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to oversee the operations of such clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion. If we have significant delays in testing or regulatory approvals, our financial results and the commercial prospects for MyVax, or any other immunotherapies that we may develop, will be harmed, our costs could increase and our ability to generate revenue could be delayed.
If physicians and patients do not use MyVax or any other immunotherapies that we may develop, our ability to generate revenue in the future will be limited.
     If approved, MyVax, or any other immunotherapies that we may develop, may not gain market acceptance among physicians, patients, health care payors and the medical community. The degree of market acceptance of any approved immunotherapies will depend on a number of factors, including:
•	acceptable evidence of safety and efficacy;

•	market acceptance of patient-specific active immunotherapies;

•	the prevalence and severity of any side effects;

•	potential advantages over alternative treatments;

•	ability to produce an active immunotherapy at a competitive price;

•	convenience and ease of administration;

•	publicity concerning our products or competitive products;

•	the strength of marketing and distribution support; and
•	sufficient third-party coverage or reimbursement.

     If MyVax, or any other immunotherapies that we may develop, are approved but do not achieve an adequate level of acceptance by physicians, healthcare payors and patients for the initial indication, it may be more difficult for us to generate sufficient credibility with physicians and patients to commercialize MyVax or other immunotherapies for other indications, and thus we may not ever generate enough product revenue to become profitable.
If we are unable to obtain acceptable prices or adequate coverage and reimbursement from third-party payors for MyVax, or any other immunotherapies that we may develop, our revenues and prospects for profitability will suffer.
     Our ability to commercialize MyVax, or any other immunotherapies that we may develop, is highly dependent on the extent to which coverage and reimbursement for MyVax, or any other immunotherapies that we may develop, will be available from:
•	governmental payors, such as Medicare and Medicaid;

•	private health insurers, including managed care organizations; and

•	other third-party payors.
     Many patients will not personally be capable of paying for MyVax, or any other immunotherapies that we may develop and will rely on third-party payors to pay for their medical needs. A primary current trend in the U.S. health care industry is toward cost containment. Large private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. In particular, third-party payors may limit the indications for which they will reimburse patients who use MyVax, or any other immunotherapies that we may develop. Cost-control initiatives could lead us to decrease the price we might otherwise establish for MyVax, or any other immunotherapies that we may develop, which would also result in lower product revenues. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for MyVax, or any other immunotherapies that we may develop, our revenue and prospects for profitability will suffer.
If our competitors are better able to develop and market products that are more effective than MyVax, or any other immunotherapies that we may develop, our commercial opportunity will be reduced or eliminated.
     We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Various products are currently marketed for the treatment of NHL, and a number of companies are developing new treatments. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than MyVax, or any other immunotherapies that we may develop. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.
     We expect that our ability to compete effectively will depend upon our ability to:
•	successfully and rapidly complete clinical trials and obtain all requisite regulatory approvals in a cost-effective manner;

•	reliably and cost-effectively manufacture sufficient quantities of MyVax;

•	maintain a proprietary position for our manufacturing process and other technology;

•	obtain appropriate reimbursement approvals for MyVax;

•	attract and retain key personnel; and

•	build an adequate sales and marketing infrastructure for MyVax.
     In addition, our ability to compete effectively will depend on the relative efficacy and safety of other products approved for sale as compared to own products.
     Various products are currently marketed for treatment of NHL. Rituxan, a monoclonal antibody co-marketed by Genentech, Inc. and Biogen Idec Inc., is approved for the first line treatment of relapsed or refractory, low grade or follicular B-cell NHL, as well as for first-line treatment of diffuse large B-cell NHL in combination with chemotherapy. In addition, several companies, such as GlaxoSmithKline and Biogen Idec Inc., are involved in the development of passive immunotherapies for the treatment of NHL. There are also additional monoclonal antibodies in various stages of development for NHL, many of which are slated to be used in combination with Rituxan. Other treatment approaches include radioimmunotherapy, which essentially combines a passive immunotherapy with a radio-labeled monoclonal antibody to improve tumor cell destruction. This approach is approved for the treatment of relapsed or refractory low grade, follicular, or transformed B-cell NHL and is under clinical investigation for earlier use in low grade NHL. For more information, please refer to the section entitled “Business — MyVax Personalized Immunotherapy” in our Annual Report on Form 10-K for the year ended December 31, 2006.
     In addition, there are several companies focusing on the development of active immunotherapies for the treatment of NHL, including Favrille, Inc. and Biovest International, Inc., a majority-owned subsidiary of Accentia, Inc. Favrille has completed enrollment of its Phase 3 clinical trial, and Biovest is still enrolling patients for its active immunotherapy Phase 3 clinical trial in patients with follicular NHL. If either company meets its clinical trial endpoints and its immunotherapy is approved by the FDA, it could compete directly with MyVax, if approved. In addition, researchers are continually learning more about NHL and other forms of cancer, and new discoveries may lead to new technologies for treatment. As a result, MyVax, or any other immunotherapies that we may develop, may be rendered obsolete and noncompetitive at any time.
Our efforts to discover, develop and commercialize MyVax for indications other than follicular B-cell NHL are at an early stage and are subject to a high risk of failure.
     The process of successfully developing product candidates is very time-consuming, expensive and unpredictable. We have recently begun to direct our efforts toward the development of MyVax for indications other than follicular B-cell NHL. We initiated a Phase 2 clinical trial in February 2006 to evaluate MyVax for the treatment of CLL. We do not know whether this clinical trial or other clinical trials for MyVax in indications other than follicular B-cell NHL will be completed on schedule, if at all. In addition, we do not know whether this clinical trial or other clinical trials will result in marketable products. Typically, there is a high rate of attrition for product candidates in clinical trials. We do not anticipate that MyVax for indications other than follicular B-cell NHL will reach the market for at least several years, if at all.
If we are unable to establish sales and marketing capabilities or enter into agreements with companies to sell and market MyVax, we may be unable to generate product revenue.
     We do not have a sales organization and have no experience as a company in the sales, marketing and distribution of pharmaceutical products. In order to commercialize any products, we must develop our sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. If MyVax is approved for commercial sale, we currently plan to establish our own sales force to market it in the United States. Developing a sales force is expensive and time consuming and could delay any product launch. We cannot be certain that we would be able to develop this capacity. If we are unable to establish our sales and marketing capability, we will need to contract with third parties to market and sell MyVax in the United States. We will also need to develop a plan to market and sell MyVax outside the United States. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we directly marketed and sold MyVax, or any other immunotherapies that we may develop. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.
If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit commercialization of MyVax, or any other immunotherapies that we may develop.
     We face an inherent risk of product liability exposure related to the testing of MyVax, or any other immunotherapies that we may develop, in human clinical trials and will face an even greater risk if we sell MyVax, or any other immunotherapies that we may develop, commercially. Currently, we are not aware of any historical or anticipated product liability claims. In the future, an individual may bring a liability claim against us if MyVax, or any other immunotherapies that we may develop, causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•	decreased demand for MyVax, or any other immunotherapies that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	substantial litigation costs;

•	substantial monetary awards to patients;

•	loss of revenues; and

•	the inability to commercialize MyVax, or any other immunotherapies that we may develop.
     We have general liability insurance, which includes product liability insurance coverage for our clinical trials up to a $5.0 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for MyVax, or any other immunotherapies that we may develop. Our current insurance coverage may not be sufficient to cover all losses that might arise. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.
We may incur significant costs complying with environmental laws and regulations.
     We use hazardous materials that could be dangerous to human health, safety or the environment. As appropriate, we store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We currently contract with a third party to dispose of these materials and various wastes resulting from the use of such materials at our facility. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from the use of such materials. While our costs for compliance, including costs related to the disposal of hazardous materials, to date have been nominal, we may incur significant costs complying with both existing and future environmental laws and regulations. We are subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal Environmental Protection Agency, may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations that could have a material adverse effect on our operations.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.
     Our research and development and manufacturing activities involve the use of biological and hazardous materials that could be dangerous to human health, safety or the environment. Even if our safety procedures for handling, storage and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages. We have general liability insurance of up to $5.0 million per occurrence, with an annual aggregate limit of $5.0 million. This insurance may not cover a claim that arises if it is related to our biological or hazardous materials. Furthermore, if we were to be held liable for an accident involving our biological or hazardous materials, this liability could exceed our insurance coverage and our other financial resources.
We are subject to new legislative efforts, regulatory proposals and managed care initiatives that may increase our costs of compliance and adversely affect our ability to market our products, obtain collaborators and raise capital.
     There have been a number of legislative and regulatory proposals aimed at changing the healthcare system and pharmaceutical industry, including reductions in the cost of prescription products and changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products. For example, the Prescription Drug and Medicare Improvement Act of 2003 provides a new Medicare prescription drug benefit that began in 2006 and mandates other reforms. Although we cannot predict the full impact on our business of the implementation of this new legislation, it is possible that the new benefit, which is managed by private health insurers, pharmacy benefit managers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This effect could harm our ability to market our products and generate revenues.
If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop MyVax, or any other immunotherapies that we may develop, conduct our clinical trials and commercialize MyVax, or any other immunotherapies that we may develop.
     Our success depends upon our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly Dan W. Denney, Jr., Ph.D., our founder, Chairman and Chief Executive Officer. The loss of services of Dr. Denney or one or more of our other members of senior management could delay or prevent the successful completion of our pivotal Phase 3 clinical trial or the commercialization of MyVax or adversely affect our other development efforts. Currently, we do not have employment agreements with any members of senior management. As of June 30, 2007, Dr. Denney owned 1,266,933 shares of our common stock that were not subject to any vesting and options to purchase 979,167 shares of our common stock, of which approximately 399,998 shares were vested. We do not carry “key person” insurance covering members of senior management other than Dr. Denney. The insurance covering Dr. Denney is in the amount of $10.0 million.
     The competition for qualified personnel in the biotechnology field is intense. In particular, our ability to deliver patient therapies depends upon our ability to attract and retain quality assurance and control personnel. We will need to hire additional personnel as we continue to expand our manufacturing, research and development activities.
Risks Related to the Offering
Our stock price may be volatile, and your investment in our stock could decline in value.
     The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this prospectus supplement, may have a significant impact on the market price of our common stock:
•	announcements of technological innovations or new products by us or our competitors;

•	the success of our research efforts and clinical trials;

•	announcement of FDA approval or non-approval of MyVax, or any other immunotherapies that we may develop, or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to MyVax, or any other immunotherapies that we may develop, clinical trials, manufacturing process or sales and marketing activities;

•	regulatory developments in the United States and foreign countries;

•	any intellectual property infringement lawsuit involving us;

•	announcements concerning our competitors, or the biotechnology or biopharmaceutical industries in general;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common stock;

•	sales of our common stock by our executive officers, directors and significant stockholders;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.
     In particular, you may not be able to resell your shares at or above your purchase price. The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which would impair our business, operating results and financial condition.
We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.
     We intend to use the net proceeds from this offering for general corporate purposes, including for clinical trials and other expenses related to the potential commercialization of MyVax for the treatment of follicular B-cell NHL and for research and development of our monoclonal antibody product candidates and of MyVax for other types of cancer. Our management will, however, have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. See “Use of Proceeds.”
Anti-takeover provisions in our charter documents and under Delaware law could make our acquisition, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
     Provisions in our amended and restated certificate of incorporation and our bylaws may delay or prevent our acquisition or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include a classified board of directors and a prohibition on actions by our stockholders by written consent. In addition, our Board of Directors has the right to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our Board of Directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us in certain circumstances. Finally, these provisions establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our Board of Directors, they would apply even if the offer may be considered beneficial by some stockholders.
The ownership interests of our officers, directors and largest stockholders could conflict with the interests of our other stockholders.
     As of June 30, 2007, our officers, directors and holders of 5% or more of our outstanding common stock beneficially owned approximately 33.2% of our common stock (assuming no exercise of outstanding options or warrants). As a result, these stockholders, acting together, are able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders.
Future sales of our common stock could lower the market price of our common stock.
     Sales of substantial amounts of shares in the public market could reduce the market price of our common stock. As of June 30, 2007, 42,082,074 shares of our common stock were outstanding. All of these shares are freely tradable under federal and state securities laws, except for shares held by our directors, officers and certain greater than 5% stockholders, which may be subject to certain transfer limitations. Of the 5,094,438 shares issuable upon exercise of options to purchase our common stock outstanding as of June 30, 2007, options to purchase 1,938,400 shares were vested and eligible for exercise. In the future, we may also issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, and issue additional shares in follow-on offerings to raise additional capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. Such sales could reduce the market price of our common stock.
     We have an effective registration statement on Form S-3 registering the offer and sale from, time to time, of shares of our common stock in one or more offerings up to a total offering price of $125 million at prices and on terms to be determined by market conditions at the time of any offering made under the shelf registration statement. In February 2006, we sold 7,360,000 shares of our common stock at a public offering price of $8.50 per share under the registration statement. In addition, in May 2007, we sold 6,010,279 shares of our common stock at a public offering price of $3.85 per share under the registration statement. Additional sales of shares under this shelf registration statement, or other shelf registration statements that we may file, could harm the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference contain statements indicating expectations about future performance and other forward-looking statements that involve risks and uncertainties. We usually use words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “could,” “might,” “future,” “intend,” “potential” or “continue” or the negative of these terms or similar expressions to identify forward-looking statements. These statements appear throughout this prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference and are statements regarding our current intent, belief or expectation, primarily with respect to our operations and related industry developments. Forward-looking statements include, but are not limited to, statements about:
•	the progress of our research, development and clinical programs, the timing of the primary and final analyses of our pivotal Phase 3 clinical trial, the expected timing of submission of a BLA for MyVax to the FDA and the timing of the anticipated commercialization of MyVax, or any other immunotherapies that we may develop;

•	our ability to develop, manufacture, market, commercialize and achieve market acceptance for MyVax, or any other immunotherapies that we may develop;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our estimates for future performance and growth of the company;

•	the breadth of applications of our immunotherapies, potential benefits of our monoclonal antibody panel and the timing of filing of a related IND application; and

•	our estimates regarding anticipated operating losses, future revenues, expenses, capital requirements, sufficiency of our capital resources and our needs for additional financing.
     You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated, expressed or implied in these forward-looking statements for many reasons. Important factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus supplement or in the documents we incorporate by reference in this prospectus supplement, particularly in the section entitled “Risk Factors.” Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
     The net proceeds to us from this offering will be approximately $1,995,000, after deducting the estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including for clinical trials and other expenses related to the potential commercialization of MyVax for the treatment of follicular B-cell NHL and for research and development of our monoclonal antibody product candidates and of MyVax for other types of cancer. We have not specifically allocated any portion of the net proceeds from this offering for any particular use. Accordingly, we will retain broad discretion over the use of these proceeds.

     We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, but we currently have no commitments or agreements relating to any of these types of transactions. The amounts and timing of the expenditures will depend on numerous factors, such as the timing and progress of our clinical trials and research and development efforts, technological advances and the competitive environment for our product candidates. In addition to raising additional funds to support our ongoing operations and development of MyVax, if MyVax receives regulatory approval for the treatment of follicular B-cell NHL, we will need to raise significant funds to commercialize MyVax.

     Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK
     Our common stock commenced trading publicly on the Nasdaq Global Market (or its predecessor) on October 30, 2003 and is traded under the symbol “GTOP.” The following table sets forth the quarterly range of high and low reported sale prices of our common stock on the Nasdaq Global Market for the periods indicated:

	High	Low
Year ended December 31, 2005
First quarter	$17.04	$11.93
Second quarter	14.20	10.62
Third quarter	13.55	6.55
Fourth quarter	8.64	5.90
Year ended December 31, 2006
First quarter	$9.79	$7.87
Second quarter	9.00	5.93
Third quarter	7.07	2.25
Fourth quarter	3.80	2.84
Year ending December 31, 2007
First quarter	$4.30	$3.06
Second quarter	4.82	3.27
Third quarter	4.89	3.37
Fourth quarter (through October 4, 2007)	4.50	3.79
     As of October 4, 2007, there were 213 holders of record of our common stock. On October 4, 2007, the last sale price reported on the Nasdaq Global Market for our common stock was $3.80 per share.
DIVIDEND POLICY
     Since inception, we have not declared or paid any dividends on our capital stock. We currently intend to retain all future earnings, if any, for use in our business and currently do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors.

DILUTION
     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. The net tangible book value of our common stock on June 30, 2007 was approximately $94.7 million, or $2.25 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Dilution per share represents the difference between the amount per share paid by the purchaser of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale by us of 500,000 shares of common stock in this offering at the public offering price of $4.05 per share and after deducting the estimated offering expenses payable by us, our net tangible book value at June 30, 2007 would have been approximately $96.7 million, or $2.27 per share. This represents an immediate increase in net tangible book value of $0.02 per share to existing stockholders and an immediate dilution of $1.78 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Public offering price per share		$4.05
Net tangible book value per share as of June 30, 2007	$2.25
Increase in the net tangible book value per share attributable to this offering	0.02

As-adjusted net tangible book value per share after this offering		2.27

Dilution per share to new investors in this offering		$1.78

     The foregoing table is based upon 42,082,074 shares of common stock outstanding as of June 30, 2007 and does not take into account further dilution to new investors that could occur upon issuance of shares of common stock upon exercise of stock options or stock purchase rights outstanding or reserved for future grant or upon exercise of currently outstanding common stock warrants.

PLAN OF DISTRIBUTION
     We are offering all of the 500,000 shares we are offering under this prospectus supplement directly to Hambrecht, at a purchase price of $4.05 per share. This offering is being made without an underwriter or placement agent and we will not be paying any underwriting discounts or commissions in this offering. We will receive all of the proceeds from the shares sold in this offering. We intend to enter into a stock purchase agreement with Hambrecht covering the sale of the shares offered under this prospectus. This stock purchase agreement will contain certain representations and warranties by us and Hambrecht. We expect to complete the sale of the shares to Hambrecht within one business day of the effective date of the stock purchase agreement.
     We expect total offering expenses payable by Genitope to be approximately $30,000 for the sale pursuant to this prospectus supplement.
LEGAL MATTERS
     The validity of the common stock being offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Cooley Godward Kronish LLP, Palo Alto, California.
EXPERTS
     The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock we are offering under this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering under this prospectus supplement and the accompanying prospectus, we refer you to the registration statement and the exhibits filed as a part of, or incorporated by reference in, the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference room. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s website at http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus or the information incorporated by reference, the statements made in the accompanying prospectus or the documents incorporated by reference are deemed modified or superseded by the statements made in this prospectus supplement, while information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the documents listed below (except as modified by this prospectus supplement and the accompanying prospectus) and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the completion of this offering (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K):
•	our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 16, 2007;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2007;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2007;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 9, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007;

•	our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on October 4, 2007; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on October 16, 2003, including all amendments and reports filed for the purpose of updating such information.
     We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Genitope Corporation, Attention: Secretary, 6900 Dumbarton Circle, Fremont, California. Our telephone number is (510) 284-3000.

PROSPECTUS
$125,000,000
Common Stock
        From time to time, we may sell common stock in one or more offerings for an aggregate initial offering price of up to $125,000,000.
      We will provide the specific terms of any offering in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as any documents incorporated by reference in this prospectus and any prospectus supplement, carefully before you invest.
      Our common stock is quoted on the Nasdaq National Market under the trading symbol “GTOP.” On September 12, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $8.02 per share.
      THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
      If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE THE SECTION ENTITLED “RISK FACTORS” ON PAGE 3 OF THIS PROSPECTUS.

The date of this prospectus is October 5, 2005

i

GENITOPE CORPORATION
      We are a biotechnology company focused on the research and development of novel immunotherapies for the treatment of cancer. Immunotherapies are treatments that utilize the immune system to combat diseases. Our lead product candidate, MyVax personalized immunotherapy, is a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. MyVax is currently in a pivotal Phase 3 clinical trial and additional Phase 2 clinical trials for the treatment of B-cell non-Hodgkin’s lymphoma, or B-cell NHL. B-cells, also called B lymphocytes, are one of the two major classes of lymphocytes, which are types of white blood cells. In the United States, B-cell NHL represents approximately 85% to 90% of over 300,000 existing and approximately 55,000 newly diagnosed NHL patients each year. NHL is clinically classified as either slow-growing, referred to as indolent, or fast-growing, referred to as aggressive. There are approximately 25,000 patients diagnosed with indolent B-cell NHL in the United States each year. Our pivotal Phase 3 clinical trial is designed for the treatment of follicular B-cell NHL, which represents approximately half of the cases of indolent B-cell NHL. Results from our completed and ongoing clinical trials of MyVax for the treatment of B-cell NHL indicate that MyVax is generally safe and well tolerated. We believe that patient-specific active immunotherapies can also be applied successfully to the treatment of other cancers. As a result, we are also developing MyVax for the treatment of chronic lymphocytic leukemia, or CLL.
      We have exclusive worldwide sales and marketing rights for MyVax. Subject to regulatory approval, we intend to manufacture and commercialize MyVax and to establish a North American sales force to market and sell MyVax. Due to the concentrated nature of the oncology market, we believe that we can sell MyVax in North America with a small sales force.
      We were incorporated in the State of Delaware on August 15, 1996. Our principal executive offices are located at 525 Penobscot Drive, Redwood City, California and our telephone number is (650) 482-2000. Our website address is www.genitope.com. The information contained in our website is not a part of this prospectus or any prospectus supplement.
      Service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.
ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell common stock in one or more offerings, up to a total dollar amount of $125,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell common stock, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. However, no prospectus supplement will fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering. If there is any inconsistency between the information in this prospectus and the information in the accompanying prospectus supplement, you should rely on the information in the prospectus supplement.

Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information.”
      You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.
      Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Genitope,” “we,” “our” or similar references mean Genitope Corporation.

RISK FACTORS
      Investment in our securities involves a high degree of risk. You should consider carefully the risk factors in any prospectus supplement and in our filings with the Securities and Exchange Commission, as well as other information in this prospectus and any prospectus supplement and the documents incorporated by reference herein or therein, before purchasing any of our securities. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.
FORWARD-LOOKING INFORMATION
      This prospectus, any prospectus supplement and the documents that we incorporate by reference contain statements indicating expectations about future performance and other forward-looking statements that involve risks and uncertainties. We usually use words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “future,” “intend,” “potential” or “continue” or the negative of these terms or similar expressions to identify forward-looking statements. These statements appear throughout this prospectus, any prospectus supplement and the documents that we incorporate by reference and are statements regarding our current intent, belief or expectation, primarily with respect to our operations and related industry developments. Examples of these statements include, but are not limited to, statements regarding the following: our current and anticipated clinical trials; the progress of our research and development programs; our research and development expenses; protection of our intellectual property; sufficiency of our cash resources; and our operations and legal risks. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons. Important factors that could cause or contribute to such differences include, but are not limited to, those discussed in any prospectus supplement or in the documents we incorporate by reference in this prospectus, particularly in the section entitled “Risk Factors” contained in our filings made with the Securities and Exchange Commission from time to time. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
USE OF PROCEEDS
      Except as described in any prospectus supplement, we intend to use the net proceeds from the sale of our common stock to fund costs related to manufacturing and potential commercialization, clinical trials, research, the establishment of sales and marketing capabilities and to fund costs related to the leasing and build out and qualification of a commercial-scale facility, as well as general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.
DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 65,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of September 12, 2005, there were 28,269,824 shares of our common stock outstanding and no shares of preferred stock outstanding.
Common Stock
      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. The affirmative vote of the holders of a majority of the shares of common stock entitled to vote on a matter is required to approve the matter (except when a different vote is required by law, Nasdaq rules, our certificate of incorporation or our bylaws), and directors are elected by plurality vote. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and all shares of common stock that may be issued under this prospectus will be, fully paid and non-assessable.
      The foregoing summary description of our common stock is based on the provisions of our certificate of incorporation and bylaws and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our certificate of incorporation, bylaws and the Delaware General Corporation Law. For information on how to obtain copies of our certificate of incorporation and bylaws, see “Where You Can Find More Information.”
      The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any preferred stock that we may designate and issue in the future.
Preferred Stock
      Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders (unless such stockholder action is required by applicable law or Nasdaq rules), to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no present plans to issue preferred stock.
Warrants
      As of September 1, 2005, warrants to purchase 269,721 shares of common stock, at a weighted average exercise price of $8.79 per share, were issued and outstanding. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.
Registration Rights
      Pursuant to our Investor Rights Agreement, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other securityholders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. These holders have waived these registration rights in connection with the offerings that might be made under this registration statement. In addition, the holders of these shares may require us, at our expense and on not more than two occasions to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our reasonable best efforts to effect the registration. Further, the holders may require us at our expense to register their shares on Form S-3. These rights shall terminate altogether three years after the effective date of our initial public offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.
Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents
      Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation such as us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of our voting stock. Section 203 of the Delaware General Corporation Law will generally have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.
      Charter Documents. Our certificate of incorporation and bylaws provide that our board of directors be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of our current board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of directors. In addition, our certificate of incorporation and bylaws:

•	provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at a stockholder meeting;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors; and

•	provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.
      The Delaware corporate law statute provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation’s bylaws, unless a corporation’s certificate of incorporation requires a greater percentage or also confers the power upon the corporation’s directors. Our bylaws may be amended or repealed by:

•	the affirmative vote of a majority of our directors then in office; or

•	the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors.
The provisions described in the preceding paragraph that are included in our certificate of incorporation may only be amended or repealed by the affirmative vote of a majority of our directors and the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors.
      These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage some types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Mellon Investor Services LLC. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, CA 94104.
PLAN OF DISTRIBUTION
      We may sell the common stock through underwriters or dealers, through agents, or directly to one or more purchasers. One or more prospectus supplements will describe the terms of the offering of the common stock, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the common stock and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional shares of common stock from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the common stock may be listed.
      Only underwriters named in the prospectus supplement are underwriters of the common stock offered by the prospectus supplement.
      If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the common stock offered by the prospectus supplement if they are to purchase any of such offered shares. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter, the nature of any such relationship.
      We may sell the common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of the common stock and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.
      We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase the common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.
      We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

      Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying shares of common stock so long as the stabilizing bids do not exceed a specified maximum price. Short covering transactions involve exercise by underwriters of an over-allotment option or purchases of the common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the shares of common stock originally sold by the dealer are purchased in a short covering transaction. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.
      Our common stock is quoted on the Nasdaq National Market. One or more underwriters may make a market in our common stock, but the underwriters will not be obligated to do so and may discontinue market making at any time without notice. We cannot give any assurance as to liquidity of the trading market for our common stock.
      Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.
      In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.
LEGAL MATTERS
      The validity of the securities being offered hereby will be passed upon by Cooley Godward LLP, Palo Alto, California.
EXPERTS
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering under this prospectus, we refer you to the registration statement and the exhibits filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference room. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s website at http://www.sec.gov.
      The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Securities and Exchange Commission prior to the date of this prospectus, while information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus, except in each case for information contained in any such filing where we indicate that such information is being furnished and is not to be considered “filed” under the Securities Exchange Act of 1934, as amended.
      The following documents filed with the Securities and Exchange Commission are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 16, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the Securities and Exchange Commission on May 9, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed with the Securities and Exchange Commission on August 8, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2005; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on October 16, 2003, including all amendments and reports filed for the purpose of updating such information.
      We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Genitope Corporation, Attention: Secretary, 525 Penobscot Drive, Redwood City, California. Our telephone number is (650) 482-2000.

500,000 Shares
Common Stock

PROSPECTUS SUPPLEMENT
October 5, 2007